SO 3-22-04

VF 3-11-04

[redacted]

SEC 04003701 OMMISSION
9

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASHINGTON SECTION

| SEC FILE NUMBER |
|---|
| 8- 49215 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THORNES & ASSOCIATES, INC. Investment Services

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

317 W. STATE STREET, SUITE B
(No. and Street)

REDLANDS (City) CALIFORNIA (State) 92373 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN T. THORNES (909) 335-7440
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOREN MCADAM CHRISTENSON LLP
(Name – *if individual, state last, first, middle name*)

P.O. BOX 8010 (Address) REDLANDS (City) CALIFORNIA (State) 92375-1210 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, JOHN T. THORNES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THORNES & ASSOCIATES, INC., as of 02/27, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES N. MCCALLUM
Commission # 1395737
Notary Public - California
San Bernardino County
My Comm. Expires Jan 24, 2007

John Thornes
Signature

PRESIDENT
Title

James N. McCallum
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## TABLE OF CONTENTS

Soren McAdam Christenson LLP
Certified Public Accountants and Business Advisors

Gary L. Christenson, C.P.A.
John D. Goddard, C.P.A.
Kenneth N. Goddard, III, C.P.A.
Douglas R. McAdam, C.P.A.
Stephen W. Nash, J.D.
James L. Soren, C.P.A.
Kirk G. Stitt, C.P.A.
David P. Tuttle, C.P.A.
Roger E. Wadell, C.P.A.
Cindy R. Watts, C.P.A.

**Independent Auditors' Report**

To the Board of Directors
Thornes & Associates, Inc.

We have audited the accompanying statement of financial condition of Thornes & Associates, Inc., (the Company) as of December 31, 2003, and the related statements of income and accumulated deficit, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornes & Associates, Inc. at December 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Soren McAdam Christenson LLP

February 23, 2004



2068 Orange Tree Lane, Suite 100 P.O. Box 8010 Redlands, CA 92375-1210 (909) 798-2222 (909) 798-9772 fax smc@smc-cpas.com
Members of PKF North American Network and correspondent of PKF International, an association of legally independent firms and American Institute of Certified Public Accountants Private Companies Practice Section

## THORNES & ASSOCIATES, INC.

## Statement of Financial Condition

December 31, 2003

| | |
|---|---|
| ASSETS | |
| Cash and cash equivalents | $ 33,805 |
| Deposits with clearing organizations | 25,010 |
| Receivables from brokers, dealers and clearing organizations | 50,136 |
| Loans to officers | 32,139 |
| Marketable securities | 74,813 |
| Furniture and equipment, less accumulated depreciation of $38,005 | 1,215 |
| Other assets | 7,026 |
| Total assets | $ 224,144 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | |
| **Liabilities** | |
| Accounts payable, accrued expenses and other liabilities | $ 38,179 |
| Notes payable | 20,735 |
| Total liabilities | 58,914 |
| **Stockholders' Equity** | |
| Common stock, no par value | |
| Authorized: 100,000 shares | |
| Issued and outstanding: 10,000 shares | 245,000 |
| Additional paid in capital | 94,037 |
| Accumulated deficit | (173,807) |
| Total stockholders' equity | 165,230 |
| Total liabilities and stockholders' equity | $ 224,144 |

*The accompanying notes are an integral part of these financial statements.*

# THORNES & ASSOCIATES, INC.

## Statement of Income and Accumulated Deficit

For the Year Ended December 31, 2003

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 656,652 |
| Principal transactions | (14,825) |
| Interest and dividends | 632 |
| Investment advisory fees | 23,931 |
| Other income | 8,984 |
| | 675,374 |
| **Expenses** | |
| Employee compensation and benefits | 383,070 |
| Communications and data processing | 21,844 |
| Occupancy | 56,441 |
| Interest expense | 1,004 |
| Other expenses | 195,076 |
| | 657,435 |
| Income before income taxes | 17,939 |
| **Income taxes** | 2,822 |
| Net income | 15,117 |
| **Accumulated deficit** | |
| Balance, beginning of year as previously reported | (155,725) |
| Adjustment to record marketable securities at market value | (33,199) |
| Balance, beginning of year as restated | (188,924) |
| Balance, end of year | $(173,807) |

*The accompanying notes are an integral part of these financial statements.*

# THORNES & ASSOCIATES, INC.

## Statement of Cash Flows

For the Year Ended December 31, 2003

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 15,117 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Depreciation | 4,006 |
| (Increase) decrease in operating assets | |
| Deposits with clearing organizations | 17 |
| Receivable from brokers, dealers and clearing organizations | (21,050) |
| Marketable securities | 7,627 |
| Other assets | 1,633 |
| Increase in accounts payable, accrued expenses and other liabilities | 18,044 |
| Net cash provided by operating activities | 25,394 |
| **Cash flows from investing activities** | |
| Advances on loans to officers | (17,089) |
| Net cash used in investing activities | (17,089) |
| **Cash flows from financing activities** | |
| Repayments on notes payable | 9,821 |
| Borrowings | 15,000 |
| Net cash used in financing activities | (5,179) |
| Net increase in cash | 13,484 |
| **Cash and cash equivalents** | |
| Balance, beginning of year | 20,321 |
| Balance, end of year | $ 33,805 |
| **Cash paid for:** | |
| Income taxes | $800 |
| Interest expense | $1,004 |

*The accompanying notes are an integral part of these financial statements.*

# THORNES & ASSOCIATES, INC.

## Notes to Financial Statements

### 1. Summary of Significant Accounting Policies

Thornes & Associates, Inc. (the Company) is a securities broker-dealer registered with the National Association of Securities Dealers. The Company provides agency transactions for customers, buy and sell for their own account, and offer financial advisory services. The Company operates as a nonclearing broker-dealer on a fully-disclosed basis and, therefore, does not carry customer accounts on its books. Although the Company clears all of its customers' transactions through a single broker-dealer, management believes that alternative sources are available to perform this service on comparable terms.

The preparation of these financial statements requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management also determines the accounting principles to be used in the preparation of financial statements. A description of the significant accounting policies employed in the preparation of these financial statements follows:

**Cash and Cash Equivalents**

The Company considers highly liquid debt instruments with original maturities of less than ninety days to be cash equivalents.

**Marketable Securities**

Marketable securities are valued at market value. Securities transactions entered into for the account of the Company are recorded on a trade date basis.

**Furniture and Equipment**

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line and accelerated methods over their estimated useful lives, generally seven years.

**Revenues**

Commissions on customer's transactions are reported on a settlement date basis. Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

**Income Taxes**

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for temporary differences between amounts reported for financial statement and income tax purposes. Deferred income tax assets and liabilities represent the tax consequences of those temporary differences, which will either be taxable or deductible in future tax returns.

## 2. Marketable Securities

A summary of marketable securities follows:

| | |
|---|---|
| State and municipal government obligations | $ 2,002 |
| Corporate stocks and options | 72,811 |
| | $74,813 |

Prior to January 1, 2003, the Company stated marketable securities on a cost basis. Because such investments are required to be reported at market value under generally accepted accounting principles, retained earnings at the beginning of the year have been restated to for the effect of the change in reporting the value at December 31, 2002. The effect of the adjustment on net income previously reported for 2002 was not determined.

## 3. Notes Payable

The Company is obligated under bank loans as follows:

| | |
|---|---|
| Installment note, bearing interest at 7.25 percent, payable in monthly installments including interest of $996 | $ 5,735 |
| Revolving line of credit with a limit of $15,000 bearing interest at 7.25 percent, maturing August 6, 2004 | 15,000 |
| | $20,735 |

The installment note is secured by marketable securities with a carrying value of $36,367.

## 4. Income Taxes

Income taxes consisted of the following components:

| | |
|---|---|
| Current expense | |
| Federal | $ - |
| State | 2,822 |
| | 2,822 |
| Deferred expense (benefit) | |
| Federal | (7,249) |
| State | 679 |
| Change in valuation allowance | 6,570 |
| | - |
| Total expense | $ 2,822 |

## 4. Income Taxes (Continued)

The income tax provision was at an effective rate of 16 percent. This differs from the statutory federal income tax rate of 34 percent primarily because of the inclusion of state income taxes and the effect of the change in the valuation allowance for deferred income tax assets.

Deferred income taxes represent the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and the expected utilization of net operating loss carryforwards. Temporary differences, attributable to differences in reporting certain items of income and expense for financial statement and tax purposes, have not been significant. Deferred income tax assets have been recognized for net operating loss and charitable contribution carryforwards. Because of the uncertainty of utilizing these carryforwards in future years, the Company has established a valuation allowance in an amount equal to the related assets. At December 31, 2003, total deferred tax assets and the related valuation allowance totaled $62,990.

At December 31, 2003, the Company had net operating loss carryforwards for federal and state purposes of $115,276 and $72,489, respectively, expiring through 2022 and charitable contribution carryforwards approximating $40,000.

## 5. Lease Commitments

The Company leases its office facilities under an agreement which expires on June 30, 2006. The lease contains an escalation clause for annual adjustment to the rents. Lease expense for 2003 was $37,613. Future minimum annual lease payments at December 31, 2003 are as follows:

| | |
|---|---|
| 2004 | $ 39,322 |
| 2005 | 40,502 |
| 2006 | 20,550 |
| | $100,374 |

## 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital (as defined) shall not exceed 15 to 1 and also provides that dividends may not be paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003 the Company had net capital of approximately $110,000, which was approximately $105,000 in excess of the minimum required net capital of $5,000.

# SUPPLEMENTARY INFORMATION

Schedule I

# THORNES & ASSOCIATES, INC.

## Computation of Net Capital Under Rule 15c3-1 of the Security and Exchange Commission

December 31, 2003

| | |
|---|---|
| **Net Capital** | |
| Total stockholders' equity | $165,230 |
| Deduct stockholders' equity not allowable for net capital | - |
| Total stockholders' equity qualified for net capital | 165,230 |
| Deductions and/or charges: | |
| Securities not readily marketable | (3,450) |
| Furniture and equipment, net | (1,215) |
| Loans to officers | (32,139) |
| Other assets | (7,026) |
| Net capital before haircut on securities | 121,400 |
| Haircuts on securities | |
| Money market funds | 586 |
| State and municipal government obligations | 110 |
| Stocks | 10,899 |
| | 11,595 |
| Net capital | $109,805 |
| **Aggregate indebtedness** | |
| Notes payable to bank | $20,735 |
| Other accounts payable and accrued expenses | 38,179 |
| Total aggregate indebtedness | $58,914 |
| **Computation of Basic Net Capital Requirement** | |
| Minimum net capital required | $5,000 |
| Excess net capital | $104,805 |
| Excess net capital at 1,000 percent | $103,913 |
| Ratio: Aggregate indebtedness to net capital | 0.52 |
| **Reconciliation to net capital in Part II of Form X-17A-5** | |
| Net capital, as reported in Company's Part II FOCUS report | $118,824 |
| Audit adjustments and other | (9,719) |
| | $109,105 |

**THORNES & ASSOCIATES, INC.**

**Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Security and Exchange Commission**

December 31, 2003

Company clears on a fully disclosed basis and holds no customer funds or securities. Accordingly, the computation of the reserve requirements under Rule 15c3-3 of the Security and Exchange Commission is not applicable.

Schedule III

## THORNES & ASSOCIATES, INC.

## Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Security and Exchange Commission

December 31, 2003

Company clears on a fully disclosed basis and holds no customer funds or securities. Accordingly, information relating to possession or control requirements under Rule 15c3-3 of the Security and Exchange Commission is not applicable.

# THORNES & ASSOCIATES, INC.

## Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

December 31, 2003

Company is not registered as a futures commission merchant. Accordingly, this schedule is not applicable.

Soren McAdam Christenson LLP
Certified Public Accountants and Business Advisors

Gary L. Christenson, C.P.A.
John D. Goddard, C.P.A.
Kenneth N. Goddard, III, C.P.A.
Douglas R. McAdam, C.P.A.
Stephen W. Nash, J.D.
James L. Soren, C.P.A.
Kirk G. Stitt, C.P.A.
David P. Tuttle, C.P.A.
Roger E. Wadell, C.P.A.
Cindy R. Watts, C.P.A.

**Auditors' Report on Internal Control**

Board of Directors
Thornes & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Thornes & Associates, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



2068 Orange Tree Lane, Suite 100 P.O. Box 8010 Redlands, CA 92375-1210 (909) 798-2222 (909) 798-9772 fax smc@smc-cpas.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Soren McAdam Christenson LLP

February 23, 2004